                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 AMENDMENT NO. 5

                         ------------------------------

                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                              Trammell Crow Company
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   89288R 10 6

                                 --------------
                                 (CUSIP Number)

                                 M. Kevin Bryant
                                Crow Family, Inc.
                         2100 McKinney Avenue, Suite 700
                               Dallas, Texas 75201
                                 (214) 661-8000
                                 --------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                October 4, 2001
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Exhibit Index required by Rule 0-3(c) is located at page 11 of this filing.


                      (Continued on the following page(s))

CUSIP NO. 89288R 10 6                                                     Page 2

--------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Crow Family Partnership, L.P.
--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
          3            SEC USE ONLY

--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS*

                       OO (See Item 3)

--------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware

--------------------------------------------------------------------------------
  NUMBER OF            7         SOLE VOTING POWER
    SHARES                       0
 BENEFICIALLY
   OWNED BY            ---------------------------------------------------------
 EACH REPORTING        8         SHARED VOTING POWER
  PERSON WITH                    2,200,266

                       ---------------------------------------------------------
                       9         SOLE DISPOSITIVE POWER
                                 0

                       ---------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER
                                  2,200,266

--------------------------------------------------------------------------------
        11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON

                       2,200,266
--------------------------------------------------------------------------------
        12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
        13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       6.1%

--------------------------------------------------------------------------------
        14             TYPE OF REPORTING PERSON*

                       PN
--------------------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 89288R 10 6                                                     Page 3




--------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       CFH Capital Resources, L.P.
--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
          3            SEC USE ONLY

--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS*

                       OO (See Item 3)
--------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION

                       Texas
--------------------------------------------------------------------------------
  NUMBER OF          7         SOLE VOTING POWER
   SHARES                      0
 BENEFICIALLY
  OWNED BY           -----------------------------------------------------------
    EACH             8         SHARED VOTING POWER
  REPORTING                    1,327,489
 PERSON WITH
                     -----------------------------------------------------------
                     9         SOLE DISPOSITIVE POWER
                               0

                     -----------------------------------------------------------
                     10        SHARED DISPOSITIVE POWER
                               1,327,489

--------------------------------------------------------------------------------
        11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                     1,327,489
--------------------------------------------------------------------------------
        12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
        13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.7%
--------------------------------------------------------------------------------
        14           TYPE OF REPORTING PERSON*

                     PN
--------------------------------------------------------------------------------




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 89288R 10 6                                                     Page 4



--------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       CFHS, L.L.C.
--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
          3            SEC USE ONLY

--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS*

                       OO (See Item 3)
--------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
   NUMBER OF          7         SOLE VOTING POWER
    SHARES                      0
  BENEFICIALLY
   OWNED BY           ----------------------------------------------------------
     EACH             8         SHARED VOTING POWER
   REPORTING                    1,327,489
  PERSON WITH
                      ----------------------------------------------------------
                      9         SOLE DISPOSITIVE POWER
                                0
                      ----------------------------------------------------------
                      10         SHARED DISPOSITIVE POWER
                                 1,327,489

--------------------------------------------------------------------------------
         11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON

                      1,327,489
--------------------------------------------------------------------------------
         12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES*

                                                                             [ ]
--------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       3.7%
--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON*

                       PN
--------------------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 89288R 10 6                                                     Page 5




--------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Crow Family, Inc.
--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
          3            SEC USE ONLY

--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS*

                       OO (See Item 3)
--------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION

                       Texas
--------------------------------------------------------------------------------
   NUMBER OF           7         SOLE VOTING POWER
    SHARES                       0
  BENEFICIALLY
   OWNED BY            ---------------------------------------------------------
 EACH REPORTING        8         SHARED VOTING POWER
  PERSON WITH                    3,527,755

                       ---------------------------------------------------------
                       9         SOLE DISPOSITIVE POWER
                                 0

                       ---------------------------------------------------------
                       10        SHARED DISPOSITIVE POWER
                                 3,527,755

--------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON

                       3,527,755
--------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       9.8%
--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON*

                       CO
--------------------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 89288R 10 6                                                     Page 6



--------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Harlan R. Crow
--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
          3            SEC USE ONLY

--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS*

                       OO (See Item 3)
--------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION

                       United States of America
--------------------------------------------------------------------------------
  NUMBER OF             7        SOLE VOTING POWER
   SHARES                        100
BENEFICIALLY
  OWNED BY             ---------------------------------------------------------
   EACH                8         SHARED VOTING POWER
 REPORTING                       3,527,755
PERSON WITH
                       ---------------------------------------------------------
                       9         SOLE DISPOSITIVE POWER
                                 100

                       ---------------------------------------------------------
                       10        SHARED DISPOSITIVE POWER
                                 3,527,755
--------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON

                       3,527,855
--------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       9.8%
--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON*

                       IN
--------------------------------------------------------------------------------




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 5 (this "AMENDMENT") amends and supplements the
Schedule 13D (the "ORIGINAL FILING" and, as amended and supplemented hereby, the "SCHEDULE 13D") originally filed with the Securities and Exchange Commission on December 11, 1997, by Crow Family Partnership, L.P., a Delaware limited partnership ("CFP"), CFH Trade Names, L.P., a Texas limited partnership ("CFH"), Crow Family, Inc., a Texas corporation ("CFI"), and Harlan R. Crow, an individual ("CROW"). Capitalized terms used but not defined in this Amendment have the meanings set forth in the Original Filing.

Item 1. Security and Issuer.

         No change.



Item 2. Identity and Background.

         (a)-(c), (f).This statement is filed by CFP, CFI, CFH Capital Resources, L.P., a Texas limited partnership ("CAPITAL"), CFHS, L.L.C., a Delaware limited liability company ("CFHS"), and Crow, sometimes collectively referred to herein as the "REPORTING PERSONS." As described in Item 5 below, CFH no longer holds any shares of common stock, par value $.01 per share, of Trammell Crow Company ("Common Stock").

         Capital is a Texas limited partnership principally engaged in investments. CFP is a Delaware limited partnership principally engaged in investments. The principal place of business of each of CFP and Capital is located at 2100 McKinney Avenue, Suite 700, Dallas, Texas 75201. CFHS is a Delaware limited liability company principally engaged in investments. The principal place of business of CFHS is 2100 McKinney Avenue, Suite 700, Dallas, Texas 75201. CFI is the general partner of CFP and the manager of CFHS.

         CFI is a Texas corporation established as a holding company for various investments. Crow is a director and the Chief Executive Officer of CFI and is a trustee of certain family trusts which hold significant equity interests in CFP, Capital, CFHS and CFI. The principal place of business of CFI is located at 2100 McKinney Avenue, Suite 700, Dallas, Texas 75201.

         Crow resigned as a director of the Trammell Crow Company (the "Company") effective as of the Company's May 25, 2001 annual meeting. Crow is principally employed as an investor. His principal place of business is located at 2100 McKinney Avenue, Suite 700, Dallas, Texas 75201. Crow is a United States citizen.

         The name; business address; present principal occupation or employment; and the name, principal business and address of each corporation or other organization in which such occupation of employment is conducted for each executive officer or director, each controlling person, and each executive or director of such controlling person of CFP, Capital, CFHS and CFI are set forth on Schedule I hereto, which Schedule I is incorporated herein by reference.

         (d)-(e).None of CFP, Capital, CFHS, CFI or Crow nor, to the best knowledge of CFP, Capital, CFHS, CFI and Crow, any of the persons listed on
Schedule I attached hereto, has during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

         On December 1, 1997, a wholly owned subsidiary of the Company was merged (the "MERGER") with and into Trammell Crow Company, a Texas corporation (the "PREDECESSOR COMPANY"), pursuant to an Agreement and Plan of Merger dated as of August 22, 1997, as amended by the First Amendment thereto dated November 22, 1997 (as so amended, the "MERGER AGREEMENT"). Pursuant to the Merger Agreement, on December 1, 1997, CFP's shares of capital stock of the Predecessor Company were converted into an aggregate of 5,564,318 shares of Common Stock. Also pursuant to the Merger Agreement, on such date CFH executed a License Agreement with the Company pursuant to which, subject to certain quality standards, the Company was granted certain rights to use the name "Trammell Crow," and in consideration therefor CFH received 2,295,217 shares of Common Stock. Copies of the Agreement and Plan of Merger dated as of August 22, 1997, the First Amendment thereto dated November 22, 1997 and the License Agreement are filed herewith as Exhibits 4.1, 4.2 and 10.1, respectively and are incorporated herein by reference. The 7,859,535 shares of Common Stock initially received collectively by CFP and CFH together with any additional shares of Common Stock acquired by any other Filing Parties are referred to herein as the "SHARES." On or about February 27, 1998, CFP contributed 717,489 Shares to Capital in exchange for interests in Capital. On July 1, 1998, CFP acquired 40,000 shares of Common Stock from Anthony W. Dona for an aggregate purchase price of $1,357,500. On September 9, 1998, CFP contributed on additional 610,000 shares of Common Stock to Capital in exchange for an increased interest in Capital.

Item 4. Purpose of Transaction.

         CFP acquired the Shares it holds pursuant to the terms of the Merger Agreement and is holding them for investment purposes. Capital is holding the Shares it holds for investment purposes. Any of the Reporting Persons may purchase additional shares of Common Stock either in the open market or in private transactions, depending on his or its evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, economic conditions, money and stock market conditions and other future developments.

Item 5. Interest in Securities of the Issuer.

         (a) The aggregate number and percentage of the shares of Common Stock beneficially owned (identifying those shares of Common Stock for which there is a right to acquire) by each of the Reporting Persons, and for all of the Reporting Persons collectively, is set forth on Schedule II attached hereto and incorporated herein in full by reference thereto.

         (b) Schedule II attached hereto shows the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition, for each of the Reporting Persons. The applicable information required by Item 2 for each person with whom the power to vote or to direct the vote or to dispose or to direct the disposition is set forth in Item 2 above.

         (c) See the discussion in Item 3 above with respect to the acquisition of shares of Common Stock by CFP, CFH and Capital.

                  In March 1999, CFP sold 40,000 shares of Common Stock at a price of $15.25 per share as part of a public secondary offering.

                  In March 1999, CFH sold 1,400,080 shares of Common Stock at a price of $15.25 per share as part of a public secondary offering.

                  In furtherance of CFH's business plan to achieve and maintain appropriate diversity of asset allocations, CFH sold 151,600 shares of Common Stock at an average price of $12.79 in a series of transactions on the open market from November 13, 2000 to December 6, 2000.

         CFH sold 317,400 shares of Common Stock at an average price of $10.59 in a series of transactions on the open market from June 5, 2001 to July 6, 2001. In addition, CFH sold 22,700 shares of Common Stock at an average price of $10.78 in a series of transactions in the open market from July 7 to July 11, 2001.

         On October 4, 2001, CFP sold 2,036,563 shares of Common Stock at a price of $8.75 per share in a private transaction.

         On October 16, 2001, CFH sold 363,437 shares of Common Stock at a price of $8.75 per share in a private transaction. As a result, CFH no longer has beneficial ownership of any Common Stock.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relations with Respect to Securities of the Issuer.

         Contemporaneously with the Merger, the Company, CFP, CFH and J. McDonald Williams, then Chairman of the Board of the Company ("WILLIAMS"), entered into a Stockholders' Agreement, pursuant to which the Company agreed, subject to certain limitations and under certain circumstances, to register for sale shares of Common Stock that are held by the parties thereto (collectively, the "REGISTRABLE SECURITIES"). The Stockholders' Agreement provides that CFP and CFH (collectively, "CROW FAMILY") and Williams may, from and after the first anniversary of the Company's initial public offering, require the Company upon written notice to register for sale such Registrable Securities (a "DEMAND REGISTRATION"), provided that the Company has no obligation to effect more than six underwritten Demand Registrations and shall only be obligated to effect the sixth underwritten Demand Registration if all remaining Registrable Securities of Crow Family are to be registered and the total amount of Registrable

Securities to be included in any underwritten Demand Registration has a market value of at least $25 million. The Company has no obligation to (i) effect an underwritten Demand Registration within nine months (or file such Registration Statement within seven months) after the effective date of the immediately preceding Demand Registration or (ii) effect a shelf Demand Registration within 12 months (or file such Registration Statement within ten months) after such effective date. In addition, the Company is only required to register a number of shares of Common Stock for sale pursuant to a shelf Demand Registration that is less than or equal to five times the amount limitation prescribed by Rule
144. The holders of Registrable Securities may request an unlimited number of shelf Demand Registrations.

         The Stockholders' Agreement also provides that, subject to certain exceptions, in the event the Company proposes to file a registration statement with respect to an offering of any class of equity securities, other than certain types of Registrations, the Company will offer the holders of Registrable Securities the opportunity to register the number of Registrable Securities they request to include (a "PIGGYBACK REGISTRATION"), provided that the amount of Registrable Securities requested to be registered may be limited by the underwriters in an underwritten offering based on such underwriters' determination that inclusion of the total amount of Registrable Securities requested for registration exceeds the maximum amount that can be marketed at a price reasonably related to the current market price of the Common Stock or without materially and adversely affect the offering. The Company will generally be required to pay all of the expenses of Demand Registrations and Piggyback Registrations, other than underwriting discounts and commissions; provided, however, that only 50% of the expenses of underwritten Demand Registrations will be borne by the Company after the first three such Demand Registrations and all road show expenses in connection with any Demand Registration will be borne by the holders of the Registrable Securities.

         Under the terms of the Stockholders' Agreement, the Company granted Crow Family the right to nominate a member of the Board of Directors. Crow was Crow Family's initial nominee. Pursuant to the terms of the Stockholders' Agreement, Crow Family's right to nominate a director has terminated. In connection with any private sale of Common Stock by Crow Family, other than to an affiliate, Crow Family will agree to give the Company 15 days notice prior to effecting such sale.

         Each of Crow Family and the Company has agreed, prior to the fifth anniversary of the Stockholders' Agreement, not to solicit the other's officer-level employees concerning potential employment without prior notice to the other party. In addition, each of Crow Family and the Company has agreed not to hire any employee that was improperly solicited until the earlier of (i) the involuntary termination of such officer-level employee by his/her employer and
(ii) the first anniversary of the last incident of solicitation of such employee in violation of the Agreement.

         A copy of the Stockholders' Agreement was previously filed as Exhibit
10.10 of the Company's registration statement on Form S-1, file number 333-34859, and is incorporated herein by reference.

         On July 1, 1998, CFP and Anthony W. Dona entered into a Stock Purchase Agreement (the "STOCK PURCHASE AGREEMENT") pursuant to which CFP acquired 40,000 shares of Common Stock from Mr. Dona for an aggregate purchase price of $1,357,500. A copy of the Stock Purchase Agreement is filed herewith as Exhibit 10.3, and is incorporated herein by reference.

         Attached hereto as Exhibit 99.1 and incorporated herein by reference is a copy of the Amended and Restated Agreement Among Filing Parties dated as of May 4, 1998.

Item 7. Material to be Filed as Exhibits.

         Exhibit 4.1 - Agreement and Plan of Merger dated August 22, 1997 incorporated by reference to the Company's registration statement on Form S-1, Registration No. 333-34859 (Exhibit 2.1).

         Exhibit 4.2 - First Amendment to Agreement and Plan of Merger dated as of November 22, 1997, incorporated by reference to the Company's registration statement on Form S-1, Registration No. 333-34859 (Exhibit 2.2).

         Exhibit 10.1 - Form of License Agreement between the Company and CFH, incorporated by reference to the Company's registration statement on Form S-1, Registration No. 333-34859 (Exhibit 10.2).

         Exhibit 10.2 - Stockholders' Agreement among the Company, CFP, CFH and certain other signatories thereto, incorporated by reference to the Company's registration statement on Form S-1, Registration No. 333-34859 (Exhibit 10.10).

         Exhibit 10.3 - Stock Purchase Agreement dated July 1, 1998 between CFP and Anthony W. Dona, previously filed as an exhibit to Schedule 13D filed by the Reporting Persons on October 20, 1998, Registration No. 005-52067.

         Exhibit 99.1 - Amended and Restated Agreement Among Filing Parties, previously filed as an exhibit to Schedule 13D filed by the Reporting Persons on October 22, 1998, Registration No. 005-52067.

                                   SCHEDULE I

           CERTAIN INFORMATION REGARDING DIRECTORS, EXECUTIVE OFFICERS
            AND CONTROLLING PERSONS OF CROW FAMILY PARTNERSHIP, L.P.
                              AND CROW FAMILY, INC.

1. CROW FAMILY PARTNERSHIP, L.P.

           Name and Position                       Business Address                      Present Occupation
           -----------------                       ----------------                      ------------------
Crow Family, Inc.                        2100 McKinney Avenue
General Partner                          Suite 700
                                         Dallas, Texas  75201



2. CFH Capital Resources, L.P.


           Name and Position                       Business Address                      Present Occupation
           -----------------                       ----------------                      ------------------
CFHS, L.L.C.                             2100 McKinney Avenue
General Partner                          Suite 700
                                         Dallas, Texas  75201



3. CFHS, L.L.C.


           Name and Position                       Business Address                      Present Occupation
           -----------------                       ----------------                      ------------------
Crow Family, Inc.                        2100 McKinney Avenue
Manager                                  Suite 700
                                         Dallas, Texas  75201



4. CROW FAMILY, INC.


           Name and Position                       Business Address                      Present Occupation
           -----------------                       ----------------                      ------------------
James D. Carreker                        6801  Baltimore Drive                  Investments
Director                                 Dallas, Texas  75205

Harlan R. Crow                           2100 McKinney Avenue
Director and Chief Executive             Suite 700
Officer                                  Dallas, Texas  75201

Trammell Crow                            2100 McKinney Avenue
Director                                 Suite 700
                                         Dallas, Texas  75201

           Name and Position                       Business Address                      Present Occupation
           -----------------                       ----------------                      ------------------
Anthony W. Dona                          2100 McKinney Avenue
Director and Executive Vice              Suite 700
President                                Dallas, Texas  75201

Joel Ehrenkranz                          375 Park Avenue                        Investments
Director                                 Suite 2800
                                         New York, New York  10152

Susan T. Groenteman                      2100 McKinney Avenue
Director and Executive Vice              Suite 700
President                                Dallas, Texas  75201

Thomas O. Hicks                          200 Crescent Court                     Investments
Director                                 Suite 1600
                                         Dallas, Texas  75201

Warren E. Spieker, Jr.                   2180 Sand Hill Road                    Investments
Director                                 Suite 200
                                         Menlo Park, CA  94025

Ronald J. Terwilliger                    2859 Paces Ferry Road                  National       Managing     Partner,
Director                                 Suite 1400                             Trammell         Crow      Residential
                                         Atlanta, Georgia  30339                Company

Charles R. Brindell, Jr.                 2100 McKinney Avenue
Vice President                           Suite 700
                                         Dallas, Texas  75201

Ronald S. Brown                          2100 McKinney Avenue
Vice President and Treasurer             Suite 700
                                         Dallas, Texas  75201

M. Kevin Bryant                          2100 McKinney Avenue
Vice President and Secretary             Suite 700
                                         Dallas, Texas  75201

Thomas H. Burleson                       2100 McKinney Avenue
Vice President                           Suite 700
                                         Dallas, Texas  75201

Jeffrey C. Chavez                        2100 McKinney Avenue
Vice President                           Suite 700
                                         Dallas, Texas  75201

Mary M. Hager                            2100 McKinney Avenue
Vice President and Assistant             Suite 700
Secretary                                Dallas, Texas  75201

Henry Barry                              2100 McKinney Avenue
Vice President                           Suite 700
                                         Dallas, Texas  75201

Carol Kreditor                           2100 McKinney Avenue
Vice President                           Suite 700
                                         Dallas, Texas  75201

           Name and Position                       Business Address                      Present Occupation
           -----------------                       ----------------                      ------------------
Robert A. McClain                        2100 McKinney Avenue
Vice President                           Suite 700
                                         Dallas, Texas  75201

Sarah Puckett                            2100 McKinney Avenue
Vice President                           Suite 700
                                         Dallas, Texas  75201

Anne L. Raymond                          2100 McKinney Avenue
Vice President                           Suite 700
                                         Dallas, Texas  75201

Dan Feeney                               2100 McKinney Avenue
Vice President                           Suite 700
                                         Dallas, Texas  75201

Gina Norris                              2100 McKinney Avenue
Vice President                           Suite 700
                                         Dallas, Texas  75201

Michael R. Silverman                     2100 McKinney Avenue
Vice President                           Suite 700
                                         Dallas, Texas  75201

Jackie Close                             2100 McKinney Avenue
Assistant Secretary                      Suite 700
                                         Dallas, Texas  75201

Melissa Huber                            2100 McKinney Avenue
Assistant Secretary                      Suite 700
                                         Dallas, Texas  75201

                                   SCHEDULE II

                                REPORTING PERSONS

                                                                                          Aggregate
                                                                                          Amount of      Percent of
                                     Sole       Shared         Sole         Shared         Shares          Class
                                    Voting      Voting     Dispositive    Dispositive   Beneficially    Beneficially
                                    Power        Power        Power          Power          Owned          Owned
                                  ----------- ------------ ------------- -------------- -------------- ---------------
Crow Family Partnership, L.P..
                                         -0-    2,200,266           -0-      2,200,266      2,200,266          6.1%

CFH Capital Resources, L.P....           -0-    1,327,489           -0-      1,327,489      1,327,489          3.7%

CFHS, L.L.C. (1)..............           -0-    1,327,489           -0-      1,327,489      1,327,489          3.7%

Crow Family, Inc. (2).........           -0-    3,527,755           -0-      3,527,755      3,527,755          9.8%

Harlan R. Crow (3)............           100    3,527,755           100      3,527,755      3,527,855          9.8%



(1) Includes 1,327,489 shares held of record by CFH Capital Resources, L.P., a Texas limited partnership. CFHS, L.L.C. is the general partner of CFH Capital Resources, L.P., and Crow Family, Inc., is the manager of CFHS, L.L.C.

(2) Includes 2,200,266 shares held of record by Crow Family Partnership, L.P. Crow Family, Inc. is the general partner of Crow Family Partnership, L.P. Also includes 1,327,489 shares held of record by CFH Capital Resources, L.P. beneficial ownership of which may be attributed to Crow Family, Inc. as the manager of CFHS, L.L.C., which is the general partner of such limited partnership.

(3) Includes 2,200,266 shares held of record by Crow Family Partnership, L.P. and 1,327,489 shares held of record by CFH Capital Resources, L.P., which shares could be attributed to Harlan R. Crow as a director and the Chief Executive Officer of Crow Family, Inc. and a trustee of certain family trusts which hold significant equity interests in such partnerships and corporation. Mr. Crow disclaims beneficial ownership of all such shares. Includes 100 shares held of record by Mr. Crow.

         The Reporting Persons expressly disclaim the existence of any "group" (within the meaning of Section 13(d)(3) under the Securities Exchange Act of 1934).

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



DATED: October 17, 2001           CROW FAMILY PARTNERSHIP, L.P., a
                                  Delaware limited partnership

                                  By: CROW FAMILY, INC., a Texas corporation
                                      and its General Partner


                                      By: /s/ ANTHONY W. DONA
                                         ---------------------------------------
                                         Anthony W. Dona
                                         Executive Vice President


DATED: October 17, 2001           CFH CAPITAL RESOURCES, L.P., a Texas
                                  limited partnership

                                  By: CFHS, L.L.C., a Delaware limited liability
                                      company and its General Partner

                                       By: CROW FAMILY, INC., a Texas
                                           corporation, its sole manager


                                           By: /s/ ANTHONY W. DONA
                                              ----------------------------------
                                              Anthony W. Dona
                                              Executive Vice President


DATED: October 17, 2001           CFHS, L.L.C., a Delaware limited liability
                                  company

                                  By: CROW FAMILY, INC., a Texas corporation,
                                      its sole manager

                                      By: /s/ ANTHONY W. DONA
                                         ---------------------------------------
                                         Anthony W. Dona
                                         Executive Vice President

DATED: October 17, 2001           CROW FAMILY, INC., a Texas corporation


                                  By: /s/ ANTHONY W. DONA
                                     -------------------------------------------
                                     Anthony W. Dona
                                     Executive Vice President


DATE: October 17, 2001            /s/ HARLAN R. CROW
                                  ----------------------------------------------
                                   Harlan R. Crow

                                  EXHIBIT INDEX


EXHIBIT
NUMBER           DESCRIPTION
------           -----------
 4.1              Agreement and Plan of Merger dated August 22, 1997,
                  incorporated by reference to the Company's registration
                  statement on Form S-1, Registration No. 333-34859 (Exhibit
                  2.1)

 4.2 First Amendment to Agreement and Plan of Merger dated as of November 22, 1997, incorporated by reference to the Company's registration statement on Form S-1, Registration No. 333-34859
                  (Exhibit 2.2)

10.1 License Agreement between the Company and CFH, incorporated by reference to the Company's registration statement on Form S-1, Registration No. 333-34859 (Exhibit 10.2)

10.2 Stockholders' Agreement among the Company, CFP, CFH and certain other signatories thereto, incorporated by reference to the Company's registration statement on Form S-1, Registration No. 333-34859 (Exhibit 10.10)

10.3              Stock Purchase Agreement among CFP and Anthony W. Dona dated
                  July 1, 1998, previously filed as an exhibit to Schedule 13D filed by the Reporting Persons on October 20, 1998,
                  Registration No. 005-52067.

99.1 Amended and Restated Agreement Among Filing Parties, previously filed as an exhibit to Schedule 13D filed by the Reporting Persons on October 22, 1998, Registration No.
                  005-52067.